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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 21, 2005

Little Squaw Gold Mining Company
(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

Effective November 21, 2005, Little Squaw Gold Mining Company ("Little Squaw," the "Company" or "Registrant") entered into a Subscription Agreement (the "Subscription Agreement") with RAB Special Situations (Master) Fund Limited (the "Holder") related to the placement (the "Placement") of 6% Convertible Debentures of the Registrant in the principal amount of One Million United States Dollars (US$1,000,000) (the "Debentures") and 2,500,000 Class A Warrants (the "Warrants") for and in consideration of One Million United States Dollars (US$1,000,000)(the "Subscription Price"). The Debentures are convertible into shares of Common Stock, $0.10 par value ("Common Shares"), at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one Common Share (the "Warrant Shares"), at an exercise price of US$0.30 per share for a period of thirty-six months (36) following the Closing Date (collectively the Debentures, the Common Shares, the Warrants and the Warrant Shares are referred to as the "Securities").

Under the terms of the Subscription Agreement, the Registrant agreed to (i) prepare and file with the Securities and Exchange Commission ("SEC") within sixty (60) calendar days after the Closing Date a registration statement (on Form S-3, SB-1, SB-2, S-1, or other appropriate registration statement form reasonably acceptable to the Subscriber) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") in respect of the Holder, so as to permit a public offering and resale of the Common Shares acquirable upon conversion of the Debenture and exercise of the Warrants (collectively, the "Registrable Securities") in the United States under the Securities Act by the Subscriber as selling stockholder and not as underwriter; and (ii) use commercially reasonable efforts to cause a Registration Statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) one hundred twenty (120) days following the Closing Date (or one hundred fifty (150) in the event of an SEC review of the Registration Statement), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments. Subject to certain limitations, the Registrant agreed that if (A) the Registration Statement is not filed on or prior to sixty (60) calendar days after the Closing Date; (1) the Registration Statement is not declared effective on or prior to the earlier of (a) one hundred twenty (120) days following the Closing Date (or one hundred fifty (150) in the event of an SEC review of the Registration Statement), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments, or (2) the Registration Statement ceases to be effective and available to the Subscriber as to its Registrable Securities without being succeeded within 20 trading days by an effective amendment thereto or by a subsequent registration statement filed with and declared effective by the SEC, (any such failure being referred to as an "Event" and the date of such failure being the "Event Date"), then, in addition to any other rights available to the Holder under the Subscription Agreement or applicable law on the failure by the Registrant to comply with the Event, the Registrant will be required to issue to the Holder Common Shares, as liquidated damages and not as a penalty, with a fair market value (determined by the average closing price of the Common Shares on the OTCBB during the ten days preceding the issuance of such shares) equal to two percent (2%) of the Price paid by the Holder for the Debenture and Warrants (the "Subscription Price") and on each monthly anniversary of such Event Date (if the Event has not been cured by such date) until the applicable Event is cured; provided, however, that any liquidated damages that accrue under the Subscription Agreement shall not exceed eight percent (8%) of the Subscription Price paid by the Subscriber.

In connection with the Placement, under the terms of a Placement Agent Agreement, the Registrant paid Strata Partners, LLC, a registered broker-dealer (the "Agent"), a placement agent fee in the amount of agent compensation fee in an amount equal to eight percent (8%) and a lead agent fee agent in an amount equal to two percent (2%) of the aggregate gross proceeds of the Placement. The Agent also will receive Warrants, as lead agent, to purchase Common Shares equal to three percent (3%) of the total number of Common Shares (or common stock equivalents) sold by the Company in the Placement and Warrants as selling Agent to purchase additional Common Shares equal to seven percent (7%) of the total number of Common Shares (or common stock equivalents) sold by the Company in the Placement. The terms, conditions and exercise price of the warrants to be issued to the Agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by the Company in the Placement. The Company hereby agrees to grant the Agents the same registration rights granted to investors in the Placement, if any. The Registrant also agreed to reimburse the Agent for all expenses incurred by it in the performance of the Agent's obligations (which will be set forth in a memorandum), including but not limited to the fees and expenses of the Company's counsel and accountants and the cost of qualifying the Placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. The Registrant will reimburse the Agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the Agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds.

Item 3.02. Unregistered Sales of Equity Securities

Effective November 21, 2005, the Registrant issued 6% Convertible Debentures of the Registrant in the principal amount of One Million United States Dollars (US$1,000,000) (the "Debentures") and 2,500,000 Class A Warrants (the "Warrants") for and in consideration of One Million United States Dollars (US$1,000,000)(the "Placement") to one non-U.S. institutional investor outside the United States.

The Debentures, due November 21, 2008, may be converted at the option of the Holder into shares of common stock on the basis of one share of common stock for every $0.20 in value of Debentures, subject to anti-dilution adjustments, including a full ratchet adjustment in the event the Registrant issues common stock below the conversion price (the "Conversion Price"). Beginning on the issuance date of the Debenture, the outstanding principal balance of the Debenture shall bear interest, in arrears, at a rate per annum equal to six percent (6%) payable semi-annually beginning on June 1, 2006, and thereafter on December 1st and June 1st of each year, payable at the option of the Registrant in cash or shares of the Registrant's common stock, par value $0.10 per share. Upon the occurrence of an Event of Default (default in payment obligations, bankruptcy, etc.) to the extent permitted by law, the Registrant will pay interest to the Holder, payable on demand, on the outstanding principal balance of the Note from the date of the Event of Default until such Event of Default is cured at the rate of the lesser of eight percent (8%) or the maximum applicable legal rate per annum. The Registrant may cause the principal amount of the Debenture plus all accrued and unpaid interest to convert into a number of fully paid and nonassessable shares of common stock at the Conversion Price by providing ten (10) days prior written notice on the earlier of: (y) a date following the effective date of the registration statement providing for the resale of the shares of common stock issuable upon conversion of the Debenture in which the Closing Bid Price (as defined below) exceeds two hundred fifty percent (250%) of the Conversion Price then in effect for a period of five (5) consecutive Trading Days or (z) the Maturity Date. The Registrant granted registration rights related to the common stock issuable upon conversion of the Debentures.

The Warrants are each exercisable to acquire one Common Share (the "Warrant Shares"), at an exercise price of US$0.30 per share, subject to anti-dilution adjustments, including a full ratchet adjustment in the event the Registrant issues common stock below the exercise price, for a period of thirty-six months (36) following the Closing Date. The Registrant granted registration rights related to the common stock issuable upon exercise of the Warrants.

Neither the Debentures nor the Warrants may be exercised by the Holder if (unless otherwise waived in accordance with the terms of the Debentures or Warrants) the number of shares of common stock to be issued pursuant to the conversion of the Debenture or exercise of the Warrant, when aggregated with all other shares of common stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of common stock outstanding at such time.

The Registrant paid the Agent an agent compensation fee of $100,000 and issued the Agent Warrants exercisable to acquire 500,000 shares of common stock on the same terms as the warrants issued to the Holder.

All of these Securities were issued to one non-U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (the "Securities Act"), outside the United States in an off-shore transactions. No offers and sales of the Securities were made in the United States and no directed selling efforts were made in the United States. The Securities were offered and sold pursuant to the exception from registration under Rule 903 of Regulation S promulgated under the Securities Act.

Item 7.01. Regulation FD Disclosure

On November 21, 2005, the Registrant released the press release filed herewith as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

c) Exhibits:

     99   Press release dated November 28, 2005

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Little Squaw Gold Mining Company
(Registrant)

Dated: November 29, 2005

/s/ Richard R. Walters

By: _____

Richard R. Walters,
President

EXHIBIT 99.1

PRESS RELEASE 3-05



LITTLE SQUAW GOLD SECURES MILLION DOLLAR FINACING

Spokane, WA, November 28, 2005 - Little Squaw Gold Mining Company (LITS:OTC.BB) (the Company) is pleased announce that it has completed a US$ 1,000,000 brokered private placement of its securities with RAB Special Situations (Master) Fund Limited (RAB-Special), a hedge fund managed by RAB Capital PLC of London, England. RAB-Special is the Company's first institutional investor, and has also become its leading shareholder.

Little Squaw board chairman, Jim Duff, noted: "This is truly a seminal event in the long life of Little Squaw. We have resurrected this Company from dormancy two years ago, we've put together a sterling management and board team, and we have now attracted our first institutional capital."

On November 21, 2005, Little Squaw and RAB-Special signed the agreement for the issuance of 6% Convertible Debentures in the principal amount of US$1,000,000 (the "Debentures") and 2,500,000 Class A Warrants (the "Warrants") to RAB-Special. The Debentures are convertible into shares of Common Stock, US$0.10 par value ("Common Shares"), at $0.20 per share, subject to certain adjustments. Each Warrant is exercisable to acquire one Common Share (the "Warrant Shares"), at an exercise price of $0.30 per share for a period of thirty-six months (36) following the Closing Date (collectively the Debentures, the Common Shares, the Warrants and the Warrant Shares are referred to as the "Securities"). The Debentures are due November 21, 2008. The Company received $1,000,000 from RAB-Special on November 22, 2005.

The Subscription Agreement also requires Little Squaw to prepare and file with the Securities and Exchange Commission ("SEC") within 60 days after the Closing Date a registration statement acceptable to the Subscriber (the "Registration Statement") under the Securities Act of 1933, as amended, so as to permit a public offering and resale by RAB-Special of the Common Shares acquirable upon conversion of the Debenture and exercise of the Warrants in the United States by RAB-Special as selling stockholder and not as underwriter. Little Squaw is subject to additional obligations that are set forth in the Subscription Agreement.

In connection with the issuance of the Debentures and pursuant to the terms of a Placement Agent Agreement, Little Squaw has paid Strata Partners, LLC, a registered broker-dealer (the "Agent"), an agent compensation fee of $100,000 and has issued the Agent Warrants exercisable to acquire 500,000 shares of common stock on the same terms and with the same registration rights as the warrants issued to RAB-Special.

The proceeds of the offering fulfill working capital needs and are intended to be used principally for the exploration and development of the Company's wholly-owned Chandalar, Alaska mining property.

Additional funding is required to fulfill the Company's plans for a 2006 summer field program on Chandalar. It includes an aggressive drilling campaign of 31 holes on eleven targets, and is budgeted at $1.7million.

The Company is looking to expand its capital reserves in the near term by further equity or debt financings.

Information on the Company, its Chandalar property and the gold showings thereon is available on the Company's website at www.littlesquawgold.com. Additional information on the Company and its plans may be found in the Company's SEC filings, specifically its Form 10-KSB/A annual report for 2004, which can also be accessed through the Company's website.

Richard Walters, President of Little Squaw Gold Mining Company, is responsible for this news release. For further information please contact Richard Walters at (509) 624-5831, or ir@littlesquawgold.com.

About **Little Squaw Gold**: Little Squaw Gold Mining Company (OTCBB: LITS), is a 46 year-old, publicly-traded junior mining company with new management, an infusion of capital, and a new vision going forward. The company is committed to exploring and developing gold deposits on its wholly-owned Chandalar property in Alaska. Over 84,000 ounces of recorded gold production have been produced from the Chandalar district; additional production has gone unrecorded. The Chandalar gold property is located approximately 190 miles north of Fairbanks and 48 miles northeast of Coldfoot truck stop on the Dalton highway. Some 30 high-grade gold-bearing quartz veins and vein swarms have been identified on the Company's mining claims.

About **RAB Capital PLC (RAB)**: RAB is a pan-European fund management and investment firm primary focused on hedge funds. Its principal activities are managing hedge funds and providing advisory and distribution services to the hedge fund management industry. RAB manages some of the world's top-performing resource funds, one of which is the $600 million RAB Special Situations (Master) Fund Limited.